Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

September 5, 2024

VIA EDGAR CORRESPONDENCE

Soo Im-Tang

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Exchange Listed Funds Trust (the “Registrant”), on behalf of its series,
Long Pond Real Estate Select ETF

File No. 333-180871

Dear Ms. Im-Tang:

This letter responds to your comments provided telephonically regarding the registration statement filed by the Registrant on Form N-1A (the “Registration Statement”) with the staff of the Securities and Exchange Commission (the “Staff”) on August 20, 2024, on behalf of Long Pond Real Estate Select ETF (the “Fund”), a series of the Registrant. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

Comment 1 – Statement of Additional Information – Investment Restrictions

The Staff does not agree with the Registrant’s Response to Comment 11 in the prior correspondence. The Staff’s position is in determining compliance with a policy not to concentrate assets in a particular industry, the Registrant cannot ignore the concentration policy of the underlying funds in which it invests. With that, the Staff reiterates its previous comment:

Regarding the Fund’s concentration policy, please provide adjacent narrative disclosure indicating the Fund will, for the purposes of determining whether the Fund’s portfolio is concentrated in a particular industry, consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response to Comment 1

Pursuant to the Staff’s comment, the Registrant has revised the referenced disclosure to indicate that it will consider the holdings of any underlying investment companies, to the extent practicable, when determining compliance with its concentration policy.

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Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust

Richard Coyle, Esq., Partner, Chapman and Cutler LLP